EXHIBIT 16.1

HOLT PATTERSONE CERTIFIED PUBLIC ACCOUNTANTS BIG FIRM SERVICES, SMALL FIRM FEES

October 2, 2026

Ryan Khouri, CEO

CTT Pharmaceutical Holdings, Inc.

3853 Northdale Blvd. #268

Tampa, FL 33624

Dear CTT Pharmaceutical Holdings, Inc. Management and Those Charged with Governance:

As of October 2, 2026, Holt & Patterson, LLC hereby resigns as the independent registered public accounting firm of CTT Pharmaceutical Holdings, Inc. We will not be completing an audit of the financial statements for the year ended December 31, 2026.

Pursuant to PCAOB rules and SEC requirements, we will provide a letter to the SEC stating whether we agree with the statements made by CIT Pharmaceutical Holdings, Inc. in its Form 8-K to be filed with the SEC by CTT Pharmaceutical Holdings, Inc. regarding this resignation.

The outstanding professional fees due from CTT Pharmaceutical Holdings, Inc. in connection with the audit of the financial statements for the year ended December 31, 2025 of $4,825.00 remain due and payable to our firm.

We previously returned to you all original records you provided to us in connection with our previous engagements. Our working paper files, including emails and correspondence, are the property of our firm and will be maintained by us in accordance with our firm's record retention policy.

We will cooperate with any CPA successor firm that you designate to us in writing and will consider any requests for access to or copies of documents in our working paper files in accordance with professional standards. We may require payment in full of all outstanding fees owed to our firm before providing access or copies. You will be charged for our time and expense to comply with any requests for access or copies.

We appreciate the opportunity to have assisted you in the past and wish you a successful future.

Sincerely,

Holt & Patterson, LLC

Chesterfield, MO

260 Chesterfield Industrial Blvd. I Chesterfield, MO 63005 | holtpatterson.com I P 636-530-1040 | F 636-530-1101